Unaudited Condensed Interim Consolidated Financial Statements and Notes

FOR THE THREE AND NINE MONTHS ENDING SEPTEMBER 30, 2021

Condensed Interim Consolidated Statements of Financial Position (unaudited, in thousands of U.S. dollars)

	September 30,	December 31,
	2021	2020
Assets
Current assets
Cash and cash equivalents (Note 21)	$257,509	$167,113
Short-term investments (Note 5)	57,938	111,946
Trade and other receivables	128,605	127,756
Income tax receivables	26,691	22,051
Inventories (Note 6)	498,015	406,191
Derivative assets (Note 4a)	6,662	7,812
Prepaid expenses and other current assets	8,522	14,055
	983,942	856,924
Non-current assets
Mineral properties, plant and equipment (Note 7)	2,322,854	2,415,006
Long-term inventories (Note 6)	25,759	24,355
Long-term refundable taxes	8,033	4,009
Deferred tax assets	56,164	57,850
Investment in associates (Note 9)	78,692	71,560
Goodwill & other assets (Note 10)	3,878	4,171
Total assets	$3,479,322	$3,433,875

Liabilities
Current liabilities
Accounts payable and accrued liabilities (Note 11)	$284,066	$281,938
Derivative liabilities (Note 4a)	2,356	367
Provisions (Note 12)	13,497	12,066
Lease obligations (Note 13)	10,585	12,829
Debt (Note 14)	3,400	—
Income tax payables	51,277	54,556
	365,181	361,756
Non-current liabilities
Long-term provisions (Note 12)	210,281	229,887
Deferred tax liabilities	193,716	175,311
Long-term lease obligations (Note 13)	18,242	20,736
Long-term debt (Note 14)	12,750	—
Deferred revenue (Note 9)	12,669	13,273
Other long-term liabilities (Note 15)	27,369	27,073
Total liabilities	840,208	828,036

Equity (Note 16)
Issued capital	3,132,870	3,132,140
Reserves	93,414	93,409
Deficit	(590,996)	(623,030)
Total equity attributable to Company shareholders	2,635,288	2,602,519
Non-controlling interests	3,826	3,320
Total equity	2,639,114	2,605,839
Total liabilities and equity	$3,479,322	$3,433,875
Contingencies (Note 24)
See accompanying notes to the condensed interim consolidated financial statements
APPROVED BY THE BOARD ON NOVEMBER 9, 2021

"signed"	Gillian Winckler, Director	"signed"	Michael Steinmann, Director

PAN AMERICAN SILVER CORP.	1

Condensed Interim Consolidated Statements of Earnings and Comprehensive Earnings (unaudited, in thousands of U.S. dollars)

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Revenue (Note 22)	$460,349	$300,414	$1,210,580	$908,351
Cost of sales (Note 22)
Production costs (Note 17)	(269,428)	(117,220)	(662,037)	(489,970)
Depreciation and amortization	(83,184)	(50,700)	(226,817)	(177,005)
Royalties	(8,850)	(7,933)	(29,827)	(18,371)
	(361,462)	(175,853)	(918,681)	(685,346)
Mine operating earnings (Note 22)	98,887	124,561	291,899	223,005

General and administrative	(9,080)	(10,367)	(26,597)	(25,694)
Exploration and project development	(2,412)	(1,839)	(6,995)	(6,005)
Mine care and maintenance (Note 18)	(7,491)	(27,123)	(22,514)	(95,350)
Foreign exchange losses	(971)	(2,362)	(5,621)	(4,268)
(Losses) gains on derivatives (Note 4c)	(1,735)	1,465	3,755	(3,746)
Gains (losses) on sale of mineral properties, plant and equipment	28,462	41	32,718	(1,910)
Income (loss) from equity investees (Note 9)	540	1,078	4,058	(1,811)
Other expense	(5,052)	(1,227)	(2,494)	(7,627)
Earnings from operations	101,148	84,227	268,209	76,594
Investment (loss) income (Note 4b)	(25,250)	13,029	(53,639)	31,536
Interest and finance expense (Note 19)	(5,294)	(4,367)	(12,714)	(15,621)
Earnings before income taxes	70,604	92,889	201,856	92,509
Income tax expense (Note 23)	(50,385)	(27,629)	(117,958)	(85,072)
Net earnings and comprehensive earnings	$20,219	$65,260	$83,898	$7,437

Net earnings and comprehensive earnings attributable to:
Equity holders of the Company	$20,251	$65,741	$83,392	$8,997
Non-controlling interests	(32)	(481)	506	(1,560)
	$20,219	$65,260	$83,898	$7,437

Earnings per share attributable to common shareholders (Note 20)
Basic earnings per share	$0.10	$0.31	$0.40	$0.04
Diluted earnings per share	$0.10	$0.31	$0.40	$0.04
Weighted average shares outstanding (in 000’s) Basic	210,299	210,160	210,282	210,049
Weighted average shares outstanding (in 000’s) Diluted	210,419	210,355	210,431	210,267
See accompanying notes to the condensed interim consolidated financial statements.

PAN AMERICAN SILVER CORP.	2

Condensed Interim Consolidated Statements of Cash Flows (unaudited, in thousands of U.S. dollars)

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Operating activities
Net earnings for the period	$20,219	$65,260	$83,898	$7,437
Income tax expense (Note 23)	50,385	27,629	117,958	85,072
Depreciation and amortization	83,184	54,305	226,817	193,779
Unrealized investment loss (income)	25,250	(12,686)	53,639	(28,077)
Accretion on closure and decommissioning provision (Notes 12,19)	1,868	2,065	5,606	6,199
Unrealized foreign exchange losses	1,285	2,712	5,060	7,855
Interest expense (Note 19)	1,013	1,711	2,838	7,520
Interest paid	(1,251)	(1,841)	(3,711)	(8,714)
Interest received	16	35	145	234
Income taxes paid	(24,043)	(9,529)	(106,395)	(59,123)
Other operating activities (Note 21)	(23,916)	(23,702)	(50,439)	1,156
Net change in non-cash working capital items (Note 21)	23,007	8,984	(61,406)	78,406
	$157,017	$114,943	$274,010	$291,744
Investing activities
Payments for mineral properties, plant and equipment	$(62,190)	$(38,832)	$(173,331)	$(124,920)
Proceeds from sale of mineral properties, plant and equipment	29,935	75	44,731	10,446
Proceeds from short-term investments and other securities	518	5,219	1,406	89,411
Exercise of warrants (Note 9)	—	—	—	(15,626)
Net proceeds (payments) from derivatives	1,789	(1,095)	6,857	(3,096)
	$(29,948)	$(34,633)	$(120,337)	$(43,785)
Financing activities
Proceeds from common shares issued	$—	$387	$335	$4,728
Distributions to non-controlling interests	(255)	—	(890)	—
Dividends paid	(21,030)	(10,508)	(50,468)	(31,511)
Proceeds from credit facility (Note 14)	—	—	—	80,000
Repayment of credit facility (Note 14)	—	(110,000)	—	(265,000)
(Repayment of) proceeds from Loans (Note 14)	(850)	5,616	(850)	5,616
Payment of equipment leases	(3,145)	(2,880)	(8,980)	(9,921)
	$(25,280)	$(117,385)	$(60,853)	$(216,088)
Effects of exchange rate changes on cash and cash equivalents	(1,405)	(713)	(2,424)	(2,106)
Increase (decrease) in cash and cash equivalents	100,384	(37,788)	90,396	29,765
Cash and cash equivalents at the beginning of the period	157,125	188,117	167,113	120,564
Cash and cash equivalents at the end of the period	$257,509	$150,329	$257,509	$150,329
Supplemental cash flow information (Note 21).
See accompanying notes to the condensed interim consolidated financial statements.

PAN AMERICAN SILVER CORP.	3

Condensed Interim Consolidated Statements of Changes in Equity (unaudited, in thousands of U.S. dollars, except for number of shares)

	Attributable to equity holders of the Company
	Issued shares	Issued capital	Reserves	Deficit	Total	Non- controlling interests	Total equity
Balance, December 31, 2019	209,835,558	$3,123,514	$94,274	$(754,689)	$2,463,099	$4,747	$2,467,846
Total comprehensive earnings
Net earnings for the year	—	—	—	177,882	177,882	(1,427)	176,455
	—	—	—	177,882	177,882	(1,427)	176,455
Shares issued on the exercise of stock options	329,379	5,800	(1,063)	—	4,737	—	4,737
Shares issued as compensation	93,730	2,826	—	—	2,826	—	2,826
Share-based compensation on option grants	—	—	198	—	198	—	198
Dividends paid	—	—	—	(46,223)	(46,223)	—	(46,223)
Balance, December 31, 2020	210,258,667	$3,132,140	$93,409	$(623,030)	$2,602,519	$3,320	$2,605,839
Total comprehensive earnings
Net earnings for the period	—	—	—	83,392	83,392	506	83,898
	—	—	—	83,392	83,392	506	83,898
Shares issued on the exercise of stock options	31,072	405	(70)	—	335	—	335
Shares issued as compensation	9,646	325	—	—	325	—	325
Share-based compensation on option grants	—	—	75	—	75	—	75
Distributions by subsidiaries to non-controlling interests	—	—	—	(890)	(890)	—	(890)
Dividends paid	—	—	—	(50,468)	(50,468)	—	(50,468)
Balance, September 30, 2021	210,299,385	$3,132,870	$93,414	$(590,996)	$2,635,288	$3,826	$2,639,114

	Attributable to equity holders of the Company
	Issued shares	Issued capital	Reserves	Deficit	Total	Non- controlling interests	Total equity
Balance, December 31, 2019	209,835,558	$3,123,514	$94,274	$(754,689)	$2,463,099	$4,747	$2,467,846
Total comprehensive earnings
Net earnings for the period	—	—	—	8,997	8,997	(1,560)	7,437
	—	—	—	8,997	8,997	(1,560)	7,437
Shares issued on the exercise of stock options	329,062	5,790	(1,062)	—	4,728	—	4,728
Shares issued as compensation	9,456	227	—	—	227	—	227
Share-based compensation on option grants	—	—	159	—	159	—	159
Dividends paid	—	—	—	(31,511)	(31,511)	—	(31,511)
Balance, September 30, 2020	210,174,076	$3,129,531	$93,371	$(777,203)	$2,445,699	$3,187	$2,448,886
See accompanying notes to the condensed interim consolidated financial statements.

PAN AMERICAN SILVER CORP.	4

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2021 and December 31, 2020, and for the
three and nine months ended September 30, 2021 and 2020
(unaudited with tabular amounts in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
1. NATURE OF OPERATIONS

Pan American Silver Corp. is the ultimate parent company of its subsidiary group (collectively, the “Company”, or “Pan American”). Pan American is a British Columbia corporation domiciled in Canada, and its office is at Suite 1440 – 625 Howe Street, Vancouver, British Columbia, V6C 2T6.
The Company is engaged in the production and sale of silver, gold, zinc, lead and copper as well as other related activities, including exploration, extraction, processing, refining and reclamation. The Company’s major products are produced from mines in Canada, Peru, Mexico, Argentina and Bolivia. Additionally, the Company has project development activities in Canada, Peru, Mexico and Argentina, and exploration activities throughout South America, Canada and Mexico. As at September 30, 2021, the Company's Escobal mine in Guatemala continues to be on care and maintenance pending satisfactory completion of a consultation process led by the Ministry of Energy and Mines in Guatemala.
Principal subsidiaries:
The principal subsidiaries of the Company and their geographic locations at September 30, 2021 were as follows:

Location	Subsidiary	Ownership Interest	Accounting	Operations and Development Projects Owned
Canada	Lake Shore Gold Corp.	100%	Consolidated	Bell Creek and Timmins West mines
Mexico	Plata Panamericana S.A. de C.V.	100%	Consolidated	La Colorada mine
	Compañía Minera Dolores S.A. de C.V.	100%	Consolidated	Dolores mine
Peru	Pan American Silver Huaron S.A.	100%	Consolidated	Huaron mine
	Compañía Minera Argentum S.A.	92%	Consolidated	Morococha mine
	Shahuindo S.A.C.	100%	Consolidated	Shahuindo mine
	La Arena S.A.	100%	Consolidated	La Arena mine
Bolivia	Pan American Silver (Bolivia) S.A.	95%	Consolidated	San Vicente mine
Guatemala	Pan American Silver Guatemala S.A.	100%	Consolidated	Escobal mine
Argentina	Minera Tritón Argentina S.A.	100%	Consolidated	Manantial Espejo & Cap-Oeste Sur Este ("COSE") mines
	Minera Joaquin S.R.L.	100%	Consolidated	Joaquin mine
	Minera Argenta S.A.	100%	Consolidated	Navidad project
2. BASIS OF PREPARATION

These condensed interim consolidated financial statements have been prepared in accordance with IAS 34 - Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). As a result, these unaudited condensed interim consolidated financial statements prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the IASB have been condensed with certain disclosures from the Annual Financial Statements omitted. Accordingly, these unaudited condensed interim consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2020 (the "Annual Financial Statements").
The Company’s interim results are not necessarily indicative of its results for a full year.

PAN AMERICAN SILVER CORP.	5

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2021 and December 31, 2020, and for the
three and nine months ended September 30, 2021 and 2020
(unaudited with tabular amounts in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, STANDARDS, AND JUDGEMENTS

a)Changes in accounting policies
The accounting policies applied in the preparation of these unaudited condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2020.
b)Future changes in accounting standards
Certain new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted.
Presentation of Financial Statements (Amendment to IAS 1)
The amendments to IAS 1, clarify the presentation of liabilities. The classification of liabilities as current or non-current is based on contractual rights that are in existence at the end of the reporting period and is affected by expectations about whether an entity will exercise its right to defer settlement. A liability not due over the next twelve months is classified as non-current even if management intends or expects to settle the liability within twelve months. The amendment also introduces a definition of ‘settlement’ to make clear that settlement refers to the transfer of cash, equity instruments, other assets, or services to the counterparty. The amendments are effective for annual reporting periods beginning on or after January 1, 2023. The implementation of this amendment is not expected to have a material impact on the Company.
Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12)
The amendment clarifies that the initial recognition exemption does not apply to transactions in which equal amounts of deductible and taxable temporary differences arise on initial recognition. The amendment is effective for annual reporting periods beginning on or after January 1, 2023. Early application is permitted. This amendment is not expected to have a material impact on the Company.
Property, Plant and Equipment - Proceeds before Intended Use (Amendments to IAS 16)
The amendment will prohibit the Company from deducting net proceeds from selling any items produced while bringing an item of property, plant and equipment to the location and condition necessary for it to be capable of operating in a manner intended by management. The amendment requires retrospective application and effective for annual reporting periods beginning on or after January 1, 2022, with earlier application permitted. This amendment is not expected to have a material impact on the Company upon adoption; however, the amendment may have impacts in future periods.
c)Significant judgements
In preparing the Company’s unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2021, the Company applied the critical judgments and estimates disclosed in Note 5 of its audited consolidated financial statements for the year ended December 31, 2020.

PAN AMERICAN SILVER CORP.	6

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2021 and December 31, 2020, and for the
three and nine months ended September 30, 2021 and 2020
(unaudited with tabular amounts in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
4. FINANCIAL INSTRUMENTS

a)Financial assets and liabilities by categories

September 30, 2021	Amortized cost	FVTPL	Total
Financial Assets:
Cash and cash equivalents	$257,509	$—	$257,509
Trade receivables from provisional concentrates sales(1)	—	48,858	48,858
Receivables not arising from sale of metal concentrates(1)	69,760	—	69,760
Short-term investments, equity securities	—	57,938	57,938
Derivative assets	—	6,662	6,662
	$327,269	$113,458	$440,727
Financial Liabilities:
Derivative liabilities	$—	$2,356	$2,356
(1)Included in Trade and other receivables.

December 31, 2020	Amortized cost	FVTPL	Total
Financial Assets:
Cash and cash equivalents	$167,113	$—	$167,113
Trade receivables from provisional concentrates sales(1)	—	35,084	35,084
Receivables not arising from sale of metal concentrates(1)	84,486	—	84,486
Short-term investments, equity securities	—	111,946	111,946
Derivative assets	—	7,812	7,812
	$251,599	$154,842	$406,441
Financial Liabilities:
Derivative liabilities	$—	$367	$367
(1)Included in Trade and other receivables.
b)Short-term investments in equity securities recorded at fair value through profit or loss ("FVTPL")
The Company’s short-term investments in equity securities are recorded at FVTPL. The (losses) gains from short-term investments in equity securities for the three and nine months ended September 30, 2021 and 2020 were as follows:

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Unrealized (losses) gains on short-term investments, equity securities	$(25,443)	$12,144	$(54,147)	$(20,159)
Realized gains on short-term investments, equity securities	193	885	508	51,695
	$(25,250)	$13,029	$(53,639)	$31,536

PAN AMERICAN SILVER CORP.	7

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2021 and December 31, 2020, and for the
three and nine months ended September 30, 2021 and 2020
(unaudited with tabular amounts in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
c)Derivative instruments
The Company's derivatives are comprised of foreign currency and commodity contracts. The (losses) gains on derivatives for the three and nine months ended September 30, 2021 and 2020 were comprised of the following:

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
(Losses) gains on derivatives
Realized gains (losses) on derivatives	$1,789	$(1,095)	$6,857	$(3,096)
Unrealized (losses) gains on derivatives	(3,524)	2,560	(3,102)	(650)
	$(1,735)	$1,465	$3,755	$(3,746)
d)Fair value information
i) Fair Value Measurement
The categories of the fair value hierarchy that reflect the inputs to valuation techniques used to measure fair value are as follows:
Level 1: Quoted prices in active markets for identical assets or liabilities;
Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and
Level 3: Inputs for the asset or liability based on unobservable market data.
The levels in the fair value hierarchy into which the Company’s financial assets and liabilities that are measured and recognized on the Consolidated Statements of Financial Position at fair value on a recurring basis were categorized as follows:

	At September 30, 2021		At December 31, 2020
	Level 1	Level 2	Level 1	Level 2
Assets and Liabilities:
Short-term investments	$57,938	$—	$111,946	$—
Trade receivables from provisional concentrate sales	—	48,858	—	35,084
Derivative assets	—	6,662	—	7,812
Derivative liabilities	—	(2,356)	—	(367)
	$57,938	$53,164	$111,946	$42,529
The methodology and assessment of inputs for determining the fair value of financial assets and liabilities as well as the levels of hierarchy for the Company’s financial assets and liabilities measured at fair value remains unchanged from that at December 31, 2020.
ii) Valuation Techniques
Short-term investments and other investments
The Company’s short-term investments and other investments are valued using quoted market prices in active markets and as such are classified within Level 1 of the fair value hierarchy and are primarily money market securities and U.S. Treasury securities. The fair value of the investment securities is calculated as the quoted market price of the investment and in the case of equity securities, the quoted market price multiplied by the quantity of shares held by the Company.
Derivative assets and liabilities
The Company’s derivative assets and liabilities were comprised of foreign currency and commodity contracts which are valued valued using observable market prices.

PAN AMERICAN SILVER CORP.	8

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2021 and December 31, 2020, and for the
three and nine months ended September 30, 2021 and 2020
(unaudited with tabular amounts in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
Receivables from Provisional Concentrate Sales
A portion of the Company’s trade receivables arose from provisional concentrate sales and are valued using quoted market prices based on the forward London Metal Exchange for copper, zinc and lead and the London Bullion Market Association P.M. fix for gold and silver.
e)Financial Instruments and related risks
The Company has exposure to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth and shareholder returns. The principal financial risks to which the Company is exposed are:
i)Credit risk
ii)Liquidity risk
iii)Market risk
1. Currency risk
2. Interest rate risk
3. Price risk
The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.
i) Credit Risk
Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s trade receivables. The carrying value of trade receivables represents the maximum credit exposure.
The Company has concentrate contracts to sell the zinc, lead, copper and silver concentrates produced by the Huaron, Morococha, San Vicente and La Colorada mines. Concentrate contracts are a common business practice in the mining industry. The terms of the concentrate contracts may require the Company to deliver concentrate that has a value greater than the payment received at the time of delivery, thereby introducing the Company to credit risk of the buyers of concentrates. Should any of these counterparties not honour purchase arrangements, or should any of them become insolvent, the Company may incur losses for products already shipped and be forced to sell its concentrates on the spot market or it may not have a market for its concentrates and therefore its future operating results may be materially adversely impacted. At September 30, 2021, the Company had receivable balances associated with buyers of its concentrates of $48.9 million (December 31, 2020 - $35.1 million). The vast majority of the Company’s concentrate is sold to five well-known concentrate buyers.
Doré production from La Colorada, Dolores, Manantial Espejo, Shahuindo, La Arena, Bell Creek and Timmins is refined under long-term agreements with fixed refining terms at four separate refineries worldwide. The Company generally retains the risk and title to the precious metals throughout the process of refining and therefore is exposed to the risk that the refineries will not be able to perform in accordance with the refining contract and that the Company may not be able to fully recover precious metals in such circumstances. At September 30, 2021, the Company had approximately $41.1 million (December 31, 2020 - $61.8 million) of value contained in precious metal inventory at refineries. The Company maintains insurance coverage against the loss of precious metals at the Company’s mine sites, in-transit to refineries and while at the refineries.
The Company maintains trading facilities with several banks and bullion dealers for the purposes of transacting the Company’s metal sales. None of these facilities are subject to margin arrangements. The Company’s trading activities can expose the Company to the credit risk of its counterparties to the extent that the trading positions have a positive mark-to-market value. However, the Company maintains an active credit management and monitoring program to minimize the risk of excessive credit risk concentration with any single counterparty.

PAN AMERICAN SILVER CORP.	9

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2021 and December 31, 2020, and for the
three and nine months ended September 30, 2021 and 2020
(unaudited with tabular amounts in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
Refined silver and gold are sold in the spot market to various bullion traders and banks. Credit risk may arise from these activities if the Company is not paid for metal at the time it is delivered, as required by spot sale contracts.
Management constantly monitors and assesses the credit risk resulting from its refining arrangements, concentrate sales and commodity contracts with its refiners, trading counterparties and customers. Furthermore, management carefully considers credit risk when allocating prospective sales and refining business to counterparties. In making allocation decisions, management attempts to avoid unacceptable concentration of credit risk to any single counterparty.
The Company invests its cash and cash equivalents, which also has credit risk, with the objective of maintaining safety of principal and providing adequate liquidity to meet all current payment obligations.
ii) Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages its liquidity risk by continuously monitoring forecasted and actual cash flows. The Company has in place a rigorous planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans. The Company strives to maintain sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash and short-term investments, and its committed loan facilities.
There was no significant change to the Company’s exposure to liquidity risk during the three and nine months ended September 30, 2021.
iii) Market Risk
1.Currency Risk
The Company reports its financial statements in USD; however, the Company operates in jurisdictions that utilize other currencies. As a consequence, the financial results of the Company’s operations as reported in USD are subject to changes in the value of the USD relative to local currencies. Since the Company’s sales are denominated in USD and a portion of the Company’s operating costs and capital spending are in local currencies, the Company is negatively impacted by strengthening local currencies relative to the USD and positively impacted by the inverse.
At September 30, 2021, the Company had outstanding positions on its foreign currency exposure of Mexican peso ("MXN"), Peruvian sol ("PEN") and Canadian dollar ("CAD") purchases. The Company recorded losses of $0.5 million, $1.8 million, and $0.8 million, respectively, on MXN, PEN and CAD derivative contracts for the three months ended September 30, 2021 (2020 - gains of $1.8 million, losses of $0.1 million and gains of $0.3 million, respectively). The Company recorded losses of $0.6 million, $4.0 million, and gains of $0.1 million, respectively, on MXN, PEN and CAD derivative contracts for the nine months ended September 30, 2021 (2020 - losses of $1.9 million, $1.9 million and $0.7 million, respectively).
2.Interest Rate Risk
Interest rate risk is the risk that the fair values and future cash flows of the Company will fluctuate because of changes in market interest rates. The average interest rate earned by the Company during the three and nine months ended September 30, 2021 on its cash and short-term investments was 0.3% and 0.13%, respectively (2020 - 1.27% and 0.89%, respectively).

PAN AMERICAN SILVER CORP.	10

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2021 and December 31, 2020, and for the
three and nine months ended September 30, 2021 and 2020
(unaudited with tabular amounts in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
On August 10, 2021 the Company entered into a Sustainability-Linked Credit Facility which replaced the Company's revolving credit facility (the "Credit Facility") (Note 14). There were no amounts drawn during the three and nine months ended September 30, 2021 on either the Sustainability-Linked Credit Facility or the Credit Facility. The amounts drawn on the Credit Facility incurred an average interest rate of 2.2% and 2.6%, respectively, during the three and nine months ended September 30, 2020.
In June 2021, a wholly-owned Peruvian subsidiary of the Company entered into a loan agreement (the "Loan") for the purpose of certain construction financing (Note 14). The Loan incurred an average interest rate of 3.6% during the three and nine months ended September 30, 2021.
At September 30, 2021, the Company had $28.8 million in lease obligations (December 31, 2020 - $33.6 million) that are subject to an annualized interest rate of 10.9% (2020 - 9.3%).
3.Price Risk
Metal price risk is the risk that changes in metal prices will affect the Company’s income or the value of its related financial instruments. The Company derives its revenue from the sale of silver, gold, lead, copper, and zinc. The Company’s sales are directly dependent on metal prices that have shown significant volatility and are beyond the Company’s control. Consistent with the Company’s mission to provide equity investors with exposure to changes in precious metal prices, the Company’s current policy is to not hedge the price of precious metal.
The Company mitigates the price risk associated with its base metal production by committing some of its forecasted base metal production from time to time under forward sales and option contracts. The Board of Directors continually assesses the Company’s strategy towards its base metal exposure, depending on market conditions.
As at September 30, 2021, the Company had outstanding collars made up of put and call contracts for its exposure to copper. The Company recorded gains of $0.3 million and losses of $0.9 million on copper contracts during the three and nine months ended September 30, 2021. The Company did not enter into copper contracts during the comparable periods in 2020.
At September 30, 2021, the Company had outstanding positions of diesel swap contracts designated to fix or limit the Company’s exposure to higher fuel prices (the “Diesel fuel swaps”). The Company recorded gains of $1.1 million and $9.1 million on Diesel fuel swaps during the three and nine months ended September 30, 2021 (2020 - losses of $0.5 million and gains of $0.8 million for the three and nine months ended September 30, 2020).
5. SHORT-TERM INVESTMENTS

	September 30, 2021			December 31, 2020
	Fair Value	Cost	Accumulated unrealized holding gains	Fair Value	Cost	Accumulated unrealized holding gains
Short-term investments	$57,938	$20,420	$37,518	$111,946	$20,419	$91,527

PAN AMERICAN SILVER CORP.	11

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2021 and December 31, 2020, and for the
three and nine months ended September 30, 2021 and 2020
(unaudited with tabular amounts in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
6. INVENTORIES

Inventories consist of:

	September 30, 2021	December 31, 2020
Concentrate inventory	$33,567	$19,104
Stockpile ore	47,252	30,063
Heap leach inventory and in process	294,193	219,334
Doré and finished inventory	60,757	77,489
Materials and supplies	88,005	84,556
Total inventories	$523,774	$430,546
Less: current portion of inventories	$(498,015)	$(406,191)
Non-current portion of inventories(1)	$25,759	$24,355
(1)Inventories at Escobal mine, which include $18.5 million (December 31, 2020 - $17.1 million) in supplies with the remainder attributable to metals, have been classified as non-current pending the restart of operations.
Total inventories held at net realizable value amounted to $221.0 million at September 30, 2021 (December 31, 2020 – $200.9 million). The Company recorded write-downs of $2.5 million and recoveries of $12.9 million, respectively, for the three and nine months ended September 30, 2021 (2020 – recoveries of $22.6 million and $9.4 million, respectively) and were included in cost of sales.

PAN AMERICAN SILVER CORP.	12

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2021 and December 31, 2020, and for the
three and nine months ended September 30, 2021 and 2020
(unaudited with tabular amounts in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
7. MINERAL PROPERTIES, PLANT AND EQUIPMENT

Mineral properties, plant and equipment consist of:

	September 30, 2021			December 31, 2020
	Cost	Accumulated Depreciation and Impairment	Carrying Value	Cost	Accumulated Depreciation and Impairment	Carrying Value
Producing properties:
Huaron, Peru	$217,714	$(138,993)	$78,721	$218,270	$(135,932)	$82,338
Morococha, Peru	274,711	(185,636)	89,075	267,705	(175,844)	91,861
Shahuindo, Peru	575,830	(124,980)	450,850	546,643	(86,855)	459,788
La Arena, Peru	195,876	(94,818)	101,058	170,401	(66,313)	104,088
Alamo Dorado, Mexico	—	—	—	71,725	(71,725)	—
La Colorada, Mexico	344,997	(180,591)	164,406	308,378	(164,443)	143,935
Dolores, Mexico(1)	1,708,790	(1,320,030)	388,760	1,709,105	(1,228,492)	480,613
Manantial Espejo, Argentina (2)(4)	516,225	(493,357)	22,868	513,626	(485,036)	28,590
San Vicente, Bolivia	148,071	(108,553)	39,518	144,790	(101,408)	43,382
Timmins, Canada	332,459	(98,838)	233,621	307,243	(75,902)	231,341
Other	29,700	(19,276)	10,424	28,653	(18,313)	10,340
	$4,344,373	$(2,765,072)	$1,579,301	$4,286,539	$(2,610,263)	$1,676,276
Non-Producing Properties:
Land	$6,756	$(1,254)	$5,502	$6,758	$(1,254)	$5,504
Navidad, Argentina(3)	566,577	(376,101)	190,476	566,577	(376,101)	190,476
Escobal, Guatemala	256,960	(1,678)	255,282	259,198	(1,072)	258,126
Timmins, Canada	62,859	—	62,859	71,099	—	71,099
Shahuindo, Peru	3,549	—	3,549	6,079	—	6,079
La Arena, Peru	117,000	—	117,000	117,000	—	117,000
Minefinders, Mexico	78,443	(36,975)	41,468	80,239	(36,975)	43,264
La Colorada, Mexico	44,809	—	44,809	21,589	—	21,589
Morococha, Peru	2,981	—	2,981	5,054	—	5,054
Other	31,907	(12,280)	19,627	32,533	(11,994)	20,539
	$1,171,841	$(428,288)	$743,553	$1,166,126	$(427,396)	$738,730

Total	$5,516,214	$(3,193,360)	$2,322,854	$5,452,665	$(3,037,659)	$2,415,006
(1)Includes previously recorded impairment charges of $748.9 million at September 30, 2021 (December 31, 2020 - $748.9 million).
(2)Includes previously recorded impairment charges of $173.3 million at September 30, 2021 (December 31, 2020 - $173.3 million).
(3)Includes previously recorded impairment charges of $376.1 million at September 30, 2021 (December 31, 2020 - $376.1 million).
(4)Comprised of the Joaquin and COSE projects which entered commercial production and were transferred to Manantial Espejo during the year ended December 31, 2020.
Disposal
On July 12, 2021, the Company completed the sale of 100% of its interest in the Waterloo silver-barite project (the “Project”) for consideration of $31.0 million in cash (the "Waterloo Sale") and the retention of a 2% Net Smelter Royalty on any future production of minerals from the Project. In addition to the purchase consideration, the Company also received an additional $2.5 million in cash payments in connection with certain extensions and amendments. At September 30, 2021, the Company had received $31.0 million of the cash consideration as well as $2.5 million in additional cash payments.

PAN AMERICAN SILVER CORP.	13

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2021 and December 31, 2020, and for the
three and nine months ended September 30, 2021 and 2020
(unaudited with tabular amounts in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
8. IMPAIRMENT OF NON-CURRENT ASSETS

Non-current assets are tested for impairment, or reversal of previous impairment charges, when events or changes in circumstance indicate that the carrying amount may not be recoverable, or previous impairment charges against assets are recoverable. The Company performs an impairment test for goodwill at each financial year end and when events or changes in circumstances indicate that the related carrying value may not be recoverable.
Based on the Company’s assessment with respect to possible indicators of either impairment or reversal of previous impairments to its mineral properties, the Company concluded that as of September 30, 2021, no such indicators were noted, and no impairment charges or impairment charge reversals were required.
As part of the assessment for indicators of impairment or reversal, the Company considered various external and internal factors, such as significant increases or decreases in forecasted production volumes (which include assumptions related to proved and probable reserves), commodity prices, capital expenditures and operating costs. In future periods, the effects of the COVID-19 pandemic may have material impacts on our anticipated operating results and the recoverable amount of our CGUs.
9. INVESTMENT IN ASSOCIATES

The following table shows a continuity of the Company's investments in Maverix Metals Inc. ("Maverix") and other associates:

2021
Maverix investment, December 31, 2020	$71,560
Acquisition of shares in associate	2,616
Dilution losses	(56)
Dividends	(896)
Income from associate	4,221
Maverix investment, September 30, 2021	77,445
Other investment, September 30, 2021	1,247
Total investment in associates, September 30, 2021	$78,692
Investment in Maverix:
On June 28, 2021, the Company completed the sale of a portfolio of six precious metals royalties (the "Royalty Sale") to Maverix for total consideration of $7.0 million in cash and 491,071 common shares in Maverix valued at $2.6 million.
On June 5, 2020, the Company completed a Secondary Offering pursuant to an underwriting agreement dated May 29, 2020 between Maverix, the Company, and a syndicate of underwriters (the "Secondary Offering"). As part of the Secondary Offering, the Company sold 10,350,000 common shares of Maverix at a price of $4.40 per common share for aggregate gross proceeds of $45.5 million and paid underwriting fees equal to 4% of the gross proceeds equal to $1.9 million.
Concurrent with the Secondary Offering, the Company acquired ownership or control of an additional 8,250,000 common shares of Maverix through the exercise of its remaining 8,250,000 common share purchase warrants in Maverix (the "Warrants"). 5,000,000 Warrants had an exercise price of $1.56 and 3,250,000 Warrants had an exercise price of $2.408. Maverix received gross proceeds of approximately $15.6 million. As a result, the Company de-recognized the remaining warrant liability representing in substance ownership of Maverix.
The Company's share of Maverix income or loss was recorded, based on its 17% interest during the three and nine months ended September 30, 2021 (2020 - 26% interest from January 1, 2020 to June 5, 2020 and 18% from June 6, 2020 to September 30, 2020), representing the Company’s fully diluted ownership.

PAN AMERICAN SILVER CORP.	14

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2021 and December 31, 2020, and for the
three and nine months ended September 30, 2021 and 2020
(unaudited with tabular amounts in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
Deferred Revenue:
Deferred revenue relates to precious metal streams whereby the Company will sell 100% of the future gold production from La Colorada and 5% of the future gold production from La Bolsa, which is in the exploration stage, to Maverix for $650 and $450 per ounce, respectively (the "Streams").
The deferred revenue related to the Streams will be recognized as revenue by Pan American as the gold ounces are delivered to Maverix. As at September 30, 2021, the deferred revenue liability was $12.7 million (December 31, 2020 - $13.3 million).
Income Statement Impacts:
The Company recorded $nil and a loss of $1.7 million, respectively, during the three and nine months ended September 30, 2021 as a result of the disposition of royalties pursuant to the Royalty Sale. This loss was recorded in gains (losses) on sale of mineral properties, plant and equipment (2020 - The Company recorded $nil and a gain of $23.5 million, respectively, during the three and nine months ended September 30, 2020 as a result of the disposition of shares pursuant to the Secondary Offering).
The Company recognized a dilution loss of $0.2 million and $nil, respectively, during the three and nine months ended September 30, 2021 (2020 - $nil and $0.1 million in dilution losses, respectively). Dilution gains and losses are recorded in income (loss) from equity investees.
For the three and nine months ended September 30, 2021, the Company also recognized $0.7 million and $4.2 million of income, respectively, share of income from associate (2020 - $1.1 million income and $1.7 million loss, respectively), which represents the Company's proportionate share of Maverix's earnings during the periods.
10. GOODWILL AND OTHER ASSETS

Other assets consist of:

	September 30, 2021	December 31, 2020
Goodwill	$2,775	$2,775
Other assets	1,103	1,396
	$3,878	$4,171

11. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consist of:

	September 30, 2021	December 31, 2020
Trade account payables(1)	$68,198	$80,280
Royalty payables	20,697	18,166
Other accounts payable and accrued liabilities	101,826	94,600
Payroll and severance liabilities	67,543	56,715
Value added tax liabilities	11,025	11,208
Other tax payables	14,777	20,969
	$284,066	$281,938
(1)No interest is charged on the trade accounts payable ranging from 30 to 60 days from the invoice date. The Company has policies in place to ensure that all payables are paid within the credit terms.

PAN AMERICAN SILVER CORP.	15

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2021 and December 31, 2020, and for the
three and nine months ended September 30, 2021 and 2020
(unaudited with tabular amounts in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
12. PROVISIONS

	Closure and Decommissioning	Litigation	Total
December 31, 2020	$235,110	$6,843	$241,953
Revisions in estimates and obligations incurred	(23,406)	—	(23,406)
Charged (credited) to earnings:
-new provisions	—	6,063	6,063
-change in estimate	—	(1,069)	(1,069)
-exchange gains on provisions	—	(458)	(458)
-utilized in the period	—	(593)	(593)
Reclamation expenditures	(4,318)	—	(4,318)
Accretion expense (Note 19)	5,606	—	5,606
September 30, 2021	$212,992	$10,786	$223,778

Maturity analysis of total provisions:	September 30, 2021	December 31, 2020
Current	$13,497	$12,066
Non-Current	210,281	229,887
	$223,778	$241,953
13. LEASES

Right-of-use Assets ("ROU")
The following table summarizes changes in ROU Assets for the nine months ended September 30, 2021 and twelve months ended December 31, 2020 which have been recorded in mineral properties, plant and equipment on the Condensed Interim Consolidated Statements of Financial Position:

	Nine months ended September 30, 2021	Twelve months ended December 31, 2020
Opening net book value	$33,543	$43,361
Additions	4,283	5,534
Depreciation	(9,042)	(14,244)
Other	(1,086)	(1,108)
Closing net book value	$27,698	$33,543
Lease obligations
The following table presents a reconciliation of the Company's undiscounted cash flows at September 30, 2021 and December 31, 2020 to their present value for the Company's lease obligations:

	September 30, 2021	December 31, 2020
Within one year	$11,276	$13,505
Between one and five years	15,318	17,902
Beyond five years	17,438	19,255
Total undiscounted lease obligations	44,032	50,662
Less future interest charges	(15,205)	(17,097)
Total discounted lease obligations	28,827	33,565
Less: current portion of lease obligations	(10,585)	(12,829)
Non-current portion of lease obligations	$18,242	$20,736

PAN AMERICAN SILVER CORP.	16

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2021 and December 31, 2020, and for the
three and nine months ended September 30, 2021 and 2020
(unaudited with tabular amounts in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
14. DEBT

Debt consists of:

	September 30, 2021	December 31, 2020
Loan	$16,150	$—
Less: current Loan	(3,400)	—
Non-current Loan	$12,750	$—
In June 2021, a wholly-owned Peruvian subsidiary of the Company entered into a Loan for the purpose of certain construction financing. The Loan is denominated in USD, has a five-year term with quarterly repayments and bears interest of 3.6% per annum.
On August 10, 2021, Pan American Silver Corp. entered into an amendment agreement to amend and extend its $500 million Credit Facility, with a maturity date of February 1, 2023, into a $500 million Sustainability-Linked Credit Facility. The Sustainability-Linked Credit Facility features a pricing mechanism allowing for pricing adjustments on drawn and undrawn balances based on sustainability performance ratings and scores published by MSCI and S&P Global, leaders in ESG and Corporate Governance research and ratings. The Sustainability-Linked Credit Facility matures on August 8, 2025 and does not include a minimum tangible net worth financial covenant, which was a condition of the previous Credit Facility. In addition, the financial covenants continue to include the requirement for the Company to maintain: (i) a leverage ratio less than or equal to 3.5:1; and (ii) an interest coverage ratio more than or equal to 3.0:1. The Sustainability-Linked Credit Facility and Credit Facility, respectively, were undrawn at September 30, 2021 and December 31, 2020. As of September 30, 2021, the Company was in compliance with all covenants required by the Sustainability-Linked Credit Facility.
The Sustainability-Linked Credit Facility can be drawn down at any time to finance the Company’s working capital requirements, acquisitions, investments and for general corporate purposes. Subject to pricing adjustment based on sustainability performance ratings and scores, any amounts drawn under the Sustainability-Linked Credit Facility will incur interest at LIBOR plus 1.825% to 2.80%. Undrawn amounts are subject to a stand-by fee of 0.41% to 0.63% per annum, dependent on the Company's leverage ratio and sustainability performance ratings and scores.
During the three and nine months ended September 30, 2021, the Company incurred $0.5 million and $1.6 million, respectively, in standby charges on undrawn amounts under these credit facilities. During the three and nine months ended September 30, 2020, the Company incurred $0.6 million and $1.1 million, respectively, in standby charges on undrawn amounts and $0.9 million and $5.6 million, respectively, in interest at an average interest rate of 2.2% and 2.6%, respectively, on drawn amounts under these facilities.
15. OTHER LONG-TERM LIABILITIES

Other long-term liabilities consist of:

	September 30, 2021	December 31, 2020
Deferred credit(1)	$20,788	$20,788
Other tax payables	46	54
Severance liabilities	6,535	6,231
	$27,369	$27,073
(1)Represents the obligation to deliver future silver production of Navidad pursuant to a silver stream contract.

PAN AMERICAN SILVER CORP.	17

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2021 and December 31, 2020, and for the
three and nine months ended September 30, 2021 and 2020
(unaudited with tabular amounts in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
16. SHARE CAPITAL AND EMPLOYEE COMPENSATION PLANS

a.Stock options and common shares issued as compensation ("Compensation Shares")
For the three and nine months ended September 30, 2021, the total share-based compensation expense relating to stock options and Compensation Shares was $0.9 million and $3.0 million, respectively, (2020 - $1.0 million and $3.2 million, respectively) and is presented as a component of general and administrative expense.
•Stock options
The Company did not grant any stock options during the three and nine months ended September 30, 2021 or the comparative periods in 2020.
During the three and nine months ended September 30, 2021, the Company issued nil and 31,072 common shares, respectively, in connection with the exercise of options (2020 – 33,231 and 329,062 common shares, respectively).
•Compensation shares
During the three and nine months ended September 30, 2021, the Company issued nil and 9,646 common shares, respectively, to Directors in lieu of Directors' fees of $nil and $0.3 million, respectively (2020 – nil and 9,456 common shares, respectively, in lieu of fees of $nil and $0.2 million, respectively).
The following table summarizes changes in stock options for the nine months ended September 30, 2021 and year ended December 31, 2020:

	Stock Options
	Options	Weighted Average Exercise Price CAD$
As at December 31, 2019	1,143,348	$33.84
Granted	7,605	39.48
Exercised	(329,711)	19.23
Expired	(482,438)	53.41
Forfeited	(21,387)	43.08
As at December 31, 2020	317,417	$18.78
Exercised	(31,072)	13.40
Expired	(2,162)	41.62
Forfeited	(23,587)	32.27
As at September 30, 2021	260,596	$18.01

PAN AMERICAN SILVER CORP.	18

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2021 and December 31, 2020, and for the
three and nine months ended September 30, 2021 and 2020
(unaudited with tabular amounts in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
The following table summarizes information about the Company's stock options outstanding at September 30, 2021:

	Options Outstanding			Options Exercisable
Range of Exercise Prices CAD$	Number Outstanding as at September 30, 2021	Weighted Average Remaining Contractual Life (months)	Weighted Average Exercise Price CAD$	Number Outstanding as at September 30, 2021	Weighted Average Exercise Price CAD$
$9.76 - $17.11	83,166	12	$11.06	83,166	$11.06
$17.12 - $24.46	143,896	43	$18.90	143,896	$18.90
$24.47 - $31.81	21,605	62	$26.54	10,213	$26.54
$31.82 - $41.62	11,929	49	$40.26	4,324	$41.62
	260,596	35	$18.01	241,599	$16.93
b.PSUs
The Company recorded a recovery of $0.3 million and expense of $0.3 million, respectively, for PSUs for the three and nine months ended September 30, 2021 (2020 - expense of $1.7 million and $3.6 million, respectively) and is presented as a component of general and administrative expense.
At September 30, 2021, the following PSUs were outstanding:

PSU	Number Outstanding	Fair Value
As at December 31, 2019	247,601	$5,896
Granted	62,920	1,942
Paid out	(54,962)	(2,626)
Change in value	—	3,658
As at December 31, 2020	255,559	$8,870
Change in value	—	(2,835)
As at September 30, 2021	255,559	$6,035
c.RSUs
Compensation expense for RSUs was $nil and $1.4 million, respectively, for the three and nine months ended September 30, 2021 (2020 – $0.7 million and $2.0 million, respectively) and is presented as a component of general and administrative expense.
At September 30, 2021, the following RSUs were outstanding:

RSU	Number Outstanding	Fair Value
As at December 31, 2019	299,216	$7,107
Granted	261,224	6,302
Paid out	(148,049)	(4,762)
Forfeited	(15,819)	(545)
Change in value	—	5,628
As at December 31, 2020	396,572	$13,730
Forfeited	(9,100)	(211)
Change in value	—	(4,401)
As at September 30, 2021	387,472	$9,118
d.Issued share capital
The Company is authorized to issue 400,000,000 common shares without par value.

PAN AMERICAN SILVER CORP.	19

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2021 and December 31, 2020, and for the
three and nine months ended September 30, 2021 and 2020
(unaudited with tabular amounts in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
e.Dividends
The Company declared the following dividends for the nine months ended September 30, 2021 and 2020:

Declaration Date	Record Date	Dividend per common share
November 9, 2021(1)	November 22, 2021	$0.100
August 10, 2021	August 23, 2021	$0.100
May 12, 2021	May 25, 2021	$0.070
February 17, 2021	March 1, 2021	$0.070
November 4, 2020	November 16, 2020	$0.070
August 5, 2020	August 17, 2020	$0.050
May 6, 2020	May 19, 2020	$0.050
February 19, 2020	March 2, 2020	$0.050
(1)These dividends were declared subsequent to the quarter ended September 30, 2021 and have not been recognized as distributions to owners during the period presented.
f.CVRs
As part of the Tahoe Acquisition on February 22, 2019, the Company issued 313,887,490 Contingent Value Rights ("CVRs"), with a term of 10 years, which were convertible into 15,600,208 common shares upon the first commercial shipment of concentrate following the restart of operations at the Escobal mine. As of September 30, 2021, there were 313,883,990 CVRs outstanding which were convertible into 15,600,034 common shares (December 31, 2020 - 313,883,990 CVRs convertible into 15,600,034 common shares).
17. PRODUCTION COSTS

Production costs are comprised of the following:

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Materials and consumables	$106,428	$76,799	$289,868	$208,530
Salaries and employee benefits	77,427	77,492	242,869	220,063
Contractors	59,905	31,144	153,156	80,845
Utilities	11,258	9,082	34,233	28,509
Other (recovery) expense	(1,569)	1,962	24,081	11,854
Changes in inventories	15,979	(79,259)	(82,170)	(59,831)
	$269,428	$117,220	$662,037	$489,970
18. MINE CARE AND MAINTENANCE

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
COVID-19 related mine care and maintenance expenses(1)	$—	$16,871	$—	$58,323
COVID 19 mine care and maintenance depreciation	—	3,605	—	16,774
Total COVID 19 mine care and maintenance	—	20,476	—	75,097
Mine care and maintenance expenses	7,491	6,647	22,514	20,253
	$7,491	$27,123	$22,514	$95,350
(1)As a result of the temporary suspension of mines due to COVID-19.

PAN AMERICAN SILVER CORP.	20

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2021 and December 31, 2020, and for the
three and nine months ended September 30, 2021 and 2020
(unaudited with tabular amounts in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
19. INTEREST AND FINANCE EXPENSE

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Interest expense	$1,013	$1,711	$2,838	$7,520
Finance fees	2,413	591	4,270	1,902
Accretion expense (Note 12)	1,868	2,065	5,606	6,199
	$5,294	$4,367	$12,714	$15,621
20. EARNINGS PER SHARE (BASIC AND DILUTED)

For the three months ended September 30,		2021		2020
	Earnings(1) (Numerator)	Shares (000’s) (Denominator)	Per-Share Amount	Earnings(1) (Numerator)	Shares (000’s) (Denominator)	Per-Share Amount
Net earnings for the period	$20,251			$65,741
Basic earnings per share	$20,251	210,299	$0.10	$65,741	210,160	$0.31
Effect of Dilutive Securities:
Stock Options	—	120		—	195
Diluted earnings per share	$20,251	210,419	$0.10	$65,741	210,355	$0.31
(1)Net earnings attributable to equity holders of the Company.

For the nine months ended September 30,		2021		2020
	Earnings(1) (Numerator)	Shares (000’s) (Denominator)	Per-Share Amount	Earnings(1) (Numerator)	Shares (000’s) (Denominator)	Per-Share Amount
Net earnings for the period	$83,392			$8,997
Basic earnings per share	$83,392	210,282	$0.40	$8,997	210,049	$0.04
Effect of Dilutive Securities:
Stock Options	—	149		—	218
Diluted earnings per share	$83,392	210,431	$0.40	$8,997	210,267	$0.04
(1)Net earnings attributable to equity holders of the Company.
Potentially dilutive securities excluded in the diluted earnings per share calculation for the three and nine months ended September 30, 2021 were 11,929 out-of-the-money options and CVRs potentially convertible into 15,600,034 common shares (2020 – 17,297 out-of-the-money options and CVRs potentially convertible into 15,600,034 common shares).
21. SUPPLEMENTAL CASH FLOW INFORMATION

The following tables summarize other adjustments for non-cash income statement items, changes in operating working capital items and significant non-cash items:

	Three months ended September 30,		Nine months ended September 30,
Other operating activities	2021	2020	2021	2020
Adjustments for non-cash income statement items:
Net realizable value adjustment for inventories	$2,456	$(22,643)	$(12,933)	$(9,434)
Losses (gains) on derivatives (Note 4c)	1,735	(1,465)	(3,755)	3,746
Share-based compensation expense	895	1,002	3,025	3,236
(Income) loss from equity investees (Note 9)	(540)	(1,078)	(4,058)	1,811
(Gains) losses on sale of mineral properties, plant and equipment	(28,462)	(41)	(32,718)	1,910
Losses (gains) on warrants	—	523	—	(113)
	$(23,916)	$(23,702)	$(50,439)	$1,156

PAN AMERICAN SILVER CORP.	21

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2021 and December 31, 2020, and for the
three and nine months ended September 30, 2021 and 2020
(unaudited with tabular amounts in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

	Three months ended September 30,		Nine months ended September 30,
Changes in non-cash operating working capital items:	2021	2020	2021	2020
Trade and other receivables	$5,947	$20,967	$(2,623)	$63,067
Inventories	12,561	(37,246)	(65,802)	5,408
Prepaid expenses	3,287	1,956	5,533	7,870
Accounts payable and accrued liabilities	8,615	23,907	9,748	4,242
Provisions	(7,403)	(600)	(8,262)	(2,181)
	$23,007	$8,984	$(61,406)	$78,406

Cash and Cash Equivalents	September 30, 2021	December 31, 2020
Cash in banks	$257,509	$167,113

22. SEGMENTED INFORMATION

The Company reviews its segment reporting to ensure it reflects the operational structure of the Company and enables the Company's Chief Operating Decision Maker ("CODM") to review operating segment performance. We have determined that each producing mine and significant development property represents an operating segment. The Company has organized its reportable and operating segments by significant revenue streams and geographic regions.
Significant information relating to the Company’s reportable operating segments is summarized in the table below:

For the three months ended September 30, 2021
Segment/Country	Operation	Revenue	Production costs and royalties	Depreciation	Mine operating earnings	Mine care and maintenance	Capital expenditures(1)
Silver Segment:
Mexico	La Colorada	$43,977	$28,274	$6,436	$9,267	$—	$18,750
Peru	Huaron	43,448	25,701	3,264	14,483	—	2,744
	Morococha	26,499	18,686	3,441	4,372	—	2,142
Bolivia	San Vicente	11,302	9,196	1,423	683	—	1,480
Argentina	Manantial Espejo	35,009	32,253	3,503	(747)	—	1,353
Guatemala	Escobal	—	—	—	—	5,711	141
Total Silver Segment		160,235	114,110	18,067	28,058	5,711	26,610
Gold Segment:
Mexico	Dolores(2)	104,494	54,138	27,962	22,394	—	11,214
Peru	Shahuindo	82,672	36,265	14,230	32,177	—	7,551
	La Arena	47,616	25,380	11,212	11,024	—	8,258
Canada	Timmins	65,332	48,385	11,229	5,718	—	11,461
Total Gold Segment		300,114	164,168	64,633	71,313	—	38,484
Other segment:
Canada	Pas Corp	—	—	113	(113)	—	83
Argentina	Navidad	—	—	—	—	1,780	5
Other	Other	—	—	371	(371)	—	153
Total		$460,349	$278,278	$83,184	$98,887	$7,491	$65,335
(1)Includes payments for mineral properties, plant and equipment and payment of equipment leases.
(2)The mine was reclassified to the Gold Segment in 2021 as a result of expected mine sequencing into a higher gold zone.

PAN AMERICAN SILVER CORP.	22

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2021 and December 31, 2020, and for the
three and nine months ended September 30, 2021 and 2020
(unaudited with tabular amounts in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

For the three months ended September 30, 2020
Segment/Country	Operation	Revenue	Production costs and royalties	Depreciation	Mine operating earnings	Mine care and maintenance	Capital expenditures(1)
Silver Segment:
Mexico	La Colorada	$37,835	$17,938	$5,371	$14,526	$(26)	$7,736
Peru	Huaron	12,501	4,114	636	7,751	10,092	1,730
	Morococha	6,145	2,838	520	2,787	9,922	1,365
Bolivia	San Vicente	18,382	12,381	2,125	3,876	—	1,330
Argentina	Manantial Espejo	22,159	14,255	2,299	5,605	—	1,836
Guatemala	Escobal	—	—	—	—	4,109	10
Total Silver Segment		97,022	51,526	10,951	34,545	24,097	14,007
Gold Segment:
Mexico	Dolores(2)	49,061	8,112	17,484	23,465	—	7,409
Peru	Shahuindo	63,043	16,875	7,988	38,180	107	4,839
	La Arena	32,173	14,420	4,300	13,453	380	9,511
Canada	Timmins	59,115	34,220	9,599	15,296	—	5,729
Total Gold Segment		203,392	73,627	39,371	90,394	487	27,488
Other segment:
Canada	Pas Corp	—	—	121	(121)	—	75
Argentina	Navidad	—	—	—	—	2,539	—
Other	Other	—	—	257	(257)	—	142
Total		$300,414	$125,153	$50,700	$124,561	$27,123	$41,712
(1)Includes payments for mineral properties, plant and equipment and payment of equipment leases.
(2)The mine was reclassified to the Gold Segment in 2021 as a result of expected mine sequencing into a higher gold zone.

For the nine months ended September 30, 2021
Segment/Country	Operation	Revenue	Production costs and royalties	Depreciation	Mine operating earnings	Mine care and maintenance	Capital expenditures(1)
Silver Segment:
Mexico	La Colorada	$83,748	$47,984	$13,826	$21,938	$—	$42,601
Peru	Huaron	117,622	68,212	8,703	40,707	—	6,905
	Morococha	79,661	56,462	10,440	12,759	—	6,898
Bolivia	San Vicente	58,346	41,883	6,780	9,683	—	2,871
Argentina	Manantial Espejo	87,536	78,291	9,847	(602)	—	5,002
Guatemala	Escobal	—	—	—	—	17,585	437
Total Silver Segment		426,913	292,832	49,596	84,485	17,585	64,714
Gold Segment:
Mexico	Dolores(2)	269,981	120,837	82,386	66,758	—	28,469
Peru	Shahuindo	183,468	80,776	30,309	72,383	—	19,262
	La Arena	146,727	62,038	32,116	52,573	—	35,484
Canada	Timmins	183,491	135,381	31,180	16,930	—	33,639
Total Gold Segment		783,667	399,032	175,991	208,644	—	116,854
Other segment:
Canada	Pas Corp	—	—	351	(351)	—	248
Argentina	Navidad	—	—	—	—	4,929	84
Other	Other	—	—	879	(879)	—	411
Total		$1,210,580	$691,864	$226,817	$291,899	$22,514	$182,311
(1)Includes payments for mineral properties, plant and equipment and payment of equipment leases.
(2)The mine was reclassified to the Gold Segment in 2021 as a result of expected mine sequencing into a higher gold zone.

PAN AMERICAN SILVER CORP.	23

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2021 and December 31, 2020, and for the
three and nine months ended September 30, 2021 and 2020
(unaudited with tabular amounts in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

For the nine months ended September 30, 2020
Segment/Country	Operation	Revenue	Production costs and royalties	Depreciation	Mine operating earnings	Mine care and maintenance	Capital expenditures(1)
Silver Segment:
Mexico	La Colorada	$89,461	$47,410	$13,801	$28,250	$7,973	$21,982
Peru	Huaron	37,967	23,155	4,180	10,632	20,850	3,724
	Morococha	22,205	18,562	3,860	(217)	20,025	6,075
Bolivia	San Vicente	34,825	25,650	5,033	4,142	2,890	3,487
Argentina	Manantial Espejo	57,873	46,612	5,686	5,575	5,617	8,859
Guatemala	Escobal	—	—	—	—	15,047	4,734
Total Silver Segment		242,331	161,389	32,560	48,382	72,402	48,861
Gold Segment:
Mexico	Dolores(2)	172,208	108,122	60,273	3,813	10,175	32,084
Peru	Shahuindo	205,151	74,480	30,772	99,899	3,855	16,244
	La Arena	96,504	48,879	16,322	31,303	3,712	24,294
Canada	Timmins	192,157	115,471	35,908	40,778	—	12,680
Total Gold Segment		666,020	346,952	143,275	175,793	17,742	85,302
Other segment:
Canada	Pas Corp	—	—	373	(373)	—	220
Argentina	Navidad	—	—	—	—	5,206	8
Other	Other	—	—	797	(797)	—	450
Total		$908,351	$508,341	$177,005	$223,005	$95,350	$134,841
(1)Includes payments for mineral properties, plant and equipment and payment of equipment leases.
(2)The mine was reclassified to the Gold Segment in 2021 as a result of expected mine sequencing into a higher gold zone.

At September 30, 2021
Segment/Country	Operation	Assets	Liabilities	Net assets
Silver Segment:
Mexico	La Colorada	$285,459	$43,048	$242,411
Peru	Huaron	123,040	56,441	66,599
	Morococha	128,480	39,662	88,818
Bolivia	San Vicente	86,793	55,167	31,626
Argentina	Manantial Espejo	66,087	26,937	39,150
Guatemala	Escobal	288,166	21,667	266,499
Total Silver Segment		978,025	242,922	735,103
Gold Segment:
Mexico	Dolores(1)	752,676	175,308	577,368
Peru	Shahuindo	582,572	184,140	398,432
	La Arena	291,375	100,511	190,864
Canada	Timmins	411,875	59,754	352,121
Total Gold Segment		2,038,498	519,713	1,518,785
Other segment:
Canada	Pas Corp	194,827	26,194	168,633
Argentina	Navidad	193,034	—	193,034
	Other	74,938	51,379	23,559
Total		$3,479,322	$840,208	$2,639,114
(1)The mine was reclassified to the Gold Segment in 2021 as a result of expected mine sequencing into a higher gold zone.

PAN AMERICAN SILVER CORP.	24

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2021 and December 31, 2020, and for the
three and nine months ended September 30, 2021 and 2020
(unaudited with tabular amounts in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

At December 31, 2020
Segment/Country	Operation	Assets	Liabilities	Net assets
Silver Segment:
Mexico	La Colorada	$231,217	$48,971	$182,246
Peru	Huaron	113,177	40,663	72,514
	Morococha	121,004	34,906	86,098
Bolivia	San Vicente	83,668	40,536	43,132
Argentina	Manantial Espejo	75,113	26,950	48,163
Guatemala	Escobal	288,588	24,427	264,161
Total Silver Segment		912,767	216,453	696,314
Gold Segment:
Mexico	Dolores(1)	752,873	169,444	583,429
Peru	Shahuindo	566,734	201,427	365,307
	La Arena	299,372	112,475	186,897
Canada	Timmins	414,396	60,482	353,914
Total Gold Segment		2,033,375	543,828	1,489,547
Other segment:
Canada	Pas Corp	230,872	18,795	212,077
Argentina	Navidad	192,999	—	192,999
	Other	63,862	48,960	14,902
Total		$3,433,875	$828,036	$2,605,839
(1)The mine was reclassified to the Gold Segment in 2021 as a result of expected mine sequencing into a higher gold zone.

	Three months ended September 30,		Nine months ended September 30,
Product Revenue	2021	2020	2021	2020
Refined silver and gold	$338,325	$220,416	$881,829	$724,261
Zinc concentrate	22,733	16,317	81,234	39,088
Lead concentrate	52,098	39,439	105,833	88,396
Copper concentrate	39,683	5,809	99,130	21,750
Silver concentrate	7,510	18,433	42,554	34,856
Total	$460,349	$300,414	$1,210,580	$908,351
23. INCOME TAXES

Components of Income Tax Expense

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Current income tax expense	$45,421	$24,923	$97,890	$53,293
Deferred income tax expense	4,964	2,706	20,068	31,779
Income tax expense	$50,385	$27,629	$117,958	$85,072
Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings before income taxes. These differences result from the items shown on the following table, which results in effective tax rates that vary considerably from the comparable period. The main factors that impacted the effective tax rate for the three and nine months ended September 30, 2021 and the comparable period for 2020 were foreign exchange rate fluctuations, changes in the recognition of certain deferred tax assets (resulting primarily from unrealized losses on short-term investments and foreign currency denominated intercompany debt), and other mining and withholding taxes included in income tax expense. The Company continues to expect that these and other factors will continue to cause volatility in effective tax rates in the future.

PAN AMERICAN SILVER CORP.	25

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2021 and December 31, 2020, and for the
three and nine months ended September 30, 2021 and 2020
(unaudited with tabular amounts in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
Reconciliation of Effective Income Tax Rate

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Earnings before income taxes	$70,604	$92,889	$201,856	$92,509
Statutory Canadian income tax rate	27.00%	27.00%	27.00%	27.00%
Income tax expense based on above rates	$19,063	$25,080	$54,501	$24,977
Increase (decrease) due to:
Non-deductible expenditures	1,735	2,885	4,482	8,045
Foreign tax rate differences	6,539	4,961	14,375	10,795
Change in net deferred tax assets not recognized:
- Argentina exploration expenditures	286	722	1,277	2,094
- Other deferred tax assets	10,827	(8,236)	17,130	(761)
Other mining and withholding taxes	5,977	3,422	19,984	10,269
Effect of foreign exchange on tax expense	8,293	(1,647)	10,776	40,769
Non-taxable impact of foreign exchange	(340)	2,495	1,157	(12,803)
Non-taxable portion of net earnings in affiliates	(167)	—	(1,606)	—
Change in non-deductible portion of reclamation liabilities	(1,767)	(337)	(3,208)	3,663
Change in opening temporary differences	(134)	101	194	(615)
Other	73	(1,817)	(1,104)	(1,361)
Income tax expense	$50,385	$27,629	$117,958	$85,072
24. CONTINGENCIES

The Company is subject to various legal, tax, environmental and regulatory matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to the Company. In the opinion of management none of these matters are expected to have a material adverse effect on the results of operations or financial conditions of the Company. Since December 31, 2020, there have been no significant changes to these contractual obligations and commitments.
25. RELATED PARTY TRANSACTIONS

The Company’s related parties include its subsidiaries, associates over which it exercises significant influence, and key management personnel. Transactions with the Company's subsidiaries have been eliminated on consolidation. Related party transactions with Maverix are measured at the amount of consideration established and agreed to by the parties and have been disclosed in Note 9 of these condensed interim consolidated financial statements. There were no other related party transactions for the three and nine months ended September 30, 2021 and 2020.

PAN AMERICAN SILVER CORP.	26